This Preliminary Prospectus Supplement and the accompanying Prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but are not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)5

File No. 333-162985

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 10, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 24, 2009)

$

Series 2011A 5.150% Senior Notes

due September 15, 2041

This is a public offering by Southern Power Company of $                     of Series 2011A 5.150% Senior Notes due September 15, 2041. On September 22, 2011, Southern Power Company issued $300,000,000 of its Series 2011A 5.150% Senior Notes due September 15, 2041. The Series 2011A Senior Notes offered hereby are part of the same series of debt securities under Southern Power Company’s senior note indenture as the Series 2011A Senior Notes issued on September 22, 2011. Upon the issuance of the Series 2011A Senior Notes offered hereby, the aggregate principal amount of outstanding Series 2011A Senior Notes will be $            . Interest on the Series 2011A Senior Notes is payable semiannually in arrears on March 15 and September 15 of each year, beginning March 15, 2012. Interest on the Series 2011A Senior Notes offered hereby will accrue from September 22, 2011.

Southern Power Company may redeem the Series 2011A Senior Notes, in whole or in part, at any time and from time to time at a redemption price as described under the caption “Description of the Series 2011A Senior Notes — Optional Redemption.”

The Series 2011A Senior Notes are unsecured and unsubordinated and rank equally with all of Southern Power Company’s other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured indebtedness of Southern Power Company.

See “RISK FACTORS” on page S-3 for a description of certain risks associated with investing in the Series 2011A Senior Notes.

	Per Series 2011A Senior Note		Total
Public Offering Price(1)		%	$
Underwriting Discount		%	$
Proceeds to Southern Power Company		%	$

(1)	Plus accrued interest from September 22, 2011 (totaling $ ). This accrued interest must be paid by the purchasers of the Series 2011A Senior Notes offered hereby.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The Series 2011A Senior Notes offered hereby are expected to be delivered on or about November     , 2011 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

J.P. Morgan	Mizuho Securities
RBS	UBS Investment Bank

Co-Managers

CastleOak Securities, L.P.	The Williams Capital Group, L.P.

November     , 2011

SOUTHERN POWER COMPANY GENERATING FACILITIES

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement, the accompanying Prospectus or any written communication from Southern Power Company or the underwriters specifying the final terms of this offering. Neither Southern Power Company nor any underwriter takes any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement, the accompanying Prospectus and any written communication from Southern Power Company or the underwriters specifying the final terms of this offering is an offer to sell only the Series 2011A Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from Southern Power Company or the underwriters specifying the final terms of this offering is current only as of its respective date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained, or incorporated by reference, in this Prospectus Supplement and the accompanying Prospectus is forward-looking information based on current expectations and plans that involve risks and uncertainties. Forward-looking information includes, among other things, statements concerning estimated construction costs and other expenditures and completion of construction projects. Southern Power Company cautions that there are certain factors that can cause actual results to differ materially from the forward-looking information that has been provided. The reader is cautioned not to put undue reliance on this forward-looking information, which is not a guarantee of future performance and is subject to a number of uncertainties and other factors, many of which are outside the control of Southern Power Company; accordingly, there can be no assurance that such suggested results will be realized. The following factors, in addition to those discussed in Southern Power Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), and subsequent securities filings, could cause actual results to differ materially from management expectations as suggested by such forward-looking information: the impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, environmental laws including regulation of water quality, coal combustion byproducts and emissions of sulfur, nitrogen, carbon, soot, particulate matter, hazardous air pollutants, including mercury, and other substances, financial reform legislation, and also changes in tax and other laws and regulations to which Southern Power Company is subject, as well as changes in application of existing laws and regulations; current and future litigation, regulatory investigations, proceedings or inquiries; the effects, extent and timing of the entry of additional competition in the markets in which Southern Power Company operates; variations in demand for electricity, including those relating to weather, the general economy and recovery from the recent recession, population and business growth (and declines), and the effects of energy conservation measures; available sources and costs of fuels; effects of inflation; ability to control costs and avoid cost overruns during the development and construction of facilities; advances in technology; state and federal rate regulations; internal restructuring or other restructuring options that may be pursued; potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to Southern Power Company; the ability of counterparties of Southern Power Company to make payments as and when due and to perform as required; the ability to obtain new short- and long-term contracts with wholesale customers; the direct or indirect effect on Southern Power Company’s business resulting from terrorist incidents and the threat of terrorist incidents, including cyber intrusion; interest rate fluctuations and financial market conditions and the results of financing efforts, including Southern Power Company’s credit ratings; the impacts of any potential U.S. credit rating downgrade or other sovereign financial issues, including impacts on interest rates, access to capital markets, counterparty performance and the economy in general; catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as influenzas, or other similar occurrences; the direct or indirect effects on Southern Power Company’s business resulting from incidents affecting the U.S. electric grid or operation of generating resources; and the effect of accounting pronouncements issued periodically by standard setting bodies. Southern Power Company expressly disclaims any obligation to update any forward-looking information.

RISK FACTORS

Investing in the Series 2011A Senior Notes involves risk. Please see the risk factors in the Form 10-K, along with the disclosure related to risk factors contained in Southern Power Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, which are all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Southern Power Company or that Southern Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series 2011A Senior Notes.

THE COMPANY

Southern Power Company (the “Company”) is a corporation organized under the laws of the State of Delaware on January 8, 2001. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.

Business and Strategy

The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company constructs, owns and manages generating facilities and sells the output at market-based rates in the wholesale market. The electricity is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. As a general matter, existing power purchase agreements (“PPAs”) provide that the purchasers are responsible for either procuring the fuel or reimbursing the Company for the cost of fuel relating to the energy delivered under such PPAs. To the extent a particular generating facility does not meet the operational requirements contemplated in the PPAs, the Company may be responsible for excess fuel costs. With respect to fuel transportation risk, most of the Company’s PPAs provide that the counterparties are responsible for transporting the fuel to the particular generating facility. The Company’s business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”).

The following is a chart of Southern’s operating companies, including the Company, and its service company:

Effective March 15, 2011, Southern transferred its ownership in its wholly-owned subsidiary, Southern Renewable Energy, Inc. (“SRE”), to the Company. SRE was formed to construct, acquire, own and manage renewable generation assets and sell electricity at market-based prices in the wholesale market.

As of October 31, 2011, the Company had units totaling 7,908 megawatts (“MWs”) of nameplate capacity in commercial operation and had entered into long-term power sales agreements for an average of 83% of its demonstrated capacity for the next five years (2011 through 2015) and 73% of its demonstrated capacity for the next 10 years (2011 through 2020). See “Power Sales Agreements” below.

Generating Facilities

The Company’s electric generating facilities currently operating are:

Facility	Location	Unit Type(1)	Nameplate Capacity (MWs)
Dahlberg	Jackson County, Georgia	CT	756
Oleander	Cocoa, Florida	CT	791
Rowan	Salisbury, North Carolina	CT	455
West Georgia	Thomaston, Georgia	CT	668
Franklin	Smiths, Alabama	CC	1,858
Harris	Autaugaville, Alabama	CC	1,319
Rowan	Salisbury, North Carolina	CC	530
Stanton (Unit A)	Orlando, Florida	CC	428	(2)
Wansley (Units 6 and 7)	Carrollton, Georgia	CC	1,073
Cimarron	Springer, New Mexico	Solar	30

Total			7,908

(1)	“CT” means combustion turbine and “CC” means combined-cycle.
(2)	The capacity shown is the Company’s portion (65%) of the total plant capacity.

The Company is continuing construction of an electric generating plant in Cleveland County, North Carolina. This plant will consist of four CT natural gas generating units with a total expected generating capacity of 720 MWs. The units are expected to begin commercial operation in 2012. The Company has entered into long-term PPAs for 540 MWs of the generating capacity of the plant. Costs incurred through September 30, 2011 were $242.5 million. The total estimated construction cost is expected to be between $350 million and $400 million.

The Company is also continuing construction of the Nacogdoches biomass generating plant near Sacul, Texas with an estimated capacity of 100 MWs. The generating plant will be fueled from wood waste. Construction commenced in late 2009 and the plant is expected to begin commercial operation in 2012. The entire output of the plant will be sold under a long-term PPA. Costs incurred through September 30, 2011 were $371.9 million. The total estimated cost of the project is expected to be between $475 million and $500 million.

Power Sales Agreements

The Company’s sales are primarily through long-term PPAs. The Company’s PPAs consist of two types of agreements. The first type, referred to as a unit or block sale, is a customer purchase from a dedicated plant unit where all or a portion of the generation from that unit is reserved for that customer. The Company typically has the ability to serve the unit or block sale customer from an alternate resource. The second type, referred to as requirements service, provides that the Company serve the customer’s capacity and energy requirements from a combination of the customer’s own generating units and from Company resources not dedicated to serve unit or block sales. The Company has rights to purchase power provided by the requirements customers’ resources when economically viable.

The following table sets forth the Company’s existing PPAs:

Block Sales

Facility	Counterparty	Megawatts		Contract Term
Dahlberg Units 1, 3, 5 and 7	Gulf Power Company	299		through May 2014
Dahlberg Units 2, 6, 8 and 10	Georgia Power Company	299		through May 2025
Dahlberg Unit 4	Georgia Power Company	75		Jan. 2015 – May 2030
Franklin Unit 1	Florida Power & Light Co.	190		through December 2015
Franklin Unit 1	Progress Energy Florida(1)	350		through May 2016
Franklin Unit 2	Energy Marketing Firm	250		Jan. 2016 – Dec. 2025
Franklin Unit 2	10 Georgia EMCs(2)	170		June 2013 – Dec. 2014
Franklin Unit 3	Constellation Energy	626		through December 2015
Wansley Unit 6	Georgia Power Company	570		through May 2017
Wansley Unit 7	Progress Energy Carolinas(3)	160		through December 2011
Harris Unit 1	Florida Power & Light Co.	600		through December 2015
Harris Unit 1	Georgia Power Company(4)	638		June 2015 – May 2030
Harris Unit 2	Georgia Power Company	632		through May 2019
Stanton Unit A	Orlando Utilities Commission	341		through September 2033
Stanton Unit A	Florida Municipal Power Agency	85		through September 2033
Oleander	Florida Power & Light Co.	155		through May 2012
Oleander	Seminole Electric Cooperative	465		through May 2021
Oleander	Florida Municipal Power Agency	160		through December 15, 2027
Rowan CTs	NCMPA1(5)	100		through December 2015
Rowan CTs	NCMPA1	150		Jan. 2016 – Dec. 2030
Rowan CTs	Santee Cooper	154		through December 2014
Rowan CC	NCMPA1	50		through December 2015
Rowan CC	EnergyUnited(6)	0-328	(6)	through December 2025
Rowan CC	Progress Energy Carolinas	150		through December 2019
Cleveland County	NCMPA1	180		Jan. 2012 – Dec. 2031
Cleveland County	NCEMC(7)	180		Jan. 2012 – Dec. 2036
Cleveland County	NCEMC	45-180		Jan. 2012 – Dec. 2036
Nacogdoches	City of Austin, Texas	100		June 2012 – May 2032
West Georgia (1 unit)	Georgia Electric Cooperative	150		through May 2030
West Georgia (1 unit)	MEAG Power(8)	150		through April 2029
West Georgia (2 units)	Georgia Power Company	299		Jan. 2015 – May 2030
NCEMC PPA(9)	EnergyUnited	100		Jan. 2012 – Dec. 2021

(1)	The contract is with Florida Power Corporation, which does business as “Progress Energy Florida.”
(2)	The contract is with 10 electric membership cooperatives (“EMCs”) located in the State of Georgia.
(3)	The contract is with Carolina Power & Light Company, which does business as “Progress Energy Carolinas.”
(4)	Georgia Power Company will be served by Plant Franklin Unit 2 from June 2015 through December 2015.
(5)	The contract is with North Carolina Municipal Power Agency 1 (“NCMPA1”).
(6)	The contract is with EnergyUnited Electric Membership Corporation (“EnergyUnited”). Represents a range of forecasted incremental capacity needs over the contract term.
(7)	The contract is with North Carolina Electric Membership Corporation (“NCEMC”).
(8)	The contract is with the Municipal Electric Authority of Georgia.
(9)	Represents sale of power purchased from NCEMC under a PPA.

Requirements Customers

Counterparty	Megawatts		Contract Term
10 Georgia EMCs	174-961	(1)	through December 2034
Flint EMC	124-211	(1)	through December 2024
City of Dalton, Georgia	0	(1)	through December 2017
PMPA(2)	184-210	(1)	through December 2013
EnergyUnited	99-236	(1)	through December 2025
City of Seneca	34		through June 2015

(1)	Represents a range of forecasted incremental capacity needs over the contract term.
(2)	The contract is with Piedmont Municipal Power Agency.

Solar

Facility	Counterparty	Megawatts	Contract Term
Cimarron	Tri-State Generation and Transmission Association, Inc.	30	through November 24, 2035

Purchased Power

Facility	Counterparty	Megawatts	Contract Term
Sandersville	KGEN Power Corp.	280	through December 2015
NCEMC	NCEMC	100	Jan. 2012 — Dec. 2021

The Company has attempted to insulate itself from significant fuel supply, fuel transportation and electric transmission risks by making such risks the responsibility of the counterparties to its PPAs. Furthermore, fixed and variable operation and maintenance costs will be recovered through capacity charges based on dollars-per-kilowatt year or energy charges based on dollars-per-MW hour. In general, the Company has long-term service contracts with General Electric and Siemens AG to reduce its exposure to certain operation and maintenance costs relating to such vendors’ applicable equipment.

Many of the Company’s PPAs have provisions that require the posting of collateral or an acceptable substitute guarantee in the event that the credit ratings of the counterparty are downgraded to an unacceptable credit rating, or if the counterparty is not rated, it must maintain a minimum coverage ratio or be required to provide collateral or an acceptable substitute guarantee. The PPAs are expected to provide the Company with a stable source of revenue during their respective terms.

Capital Requirements

The capital program of the Company is estimated to be $600 million for 2011, $500 million for 2012 and $100 million for 2013. These estimates include potential plant acquisitions and new construction as well as ongoing capital improvements. In addition, these estimates include capital costs associated with long-term service agreements. Planned expenditures for plant acquisitions may vary due to market opportunities and the Company’s ability to execute its growth strategy. Actual construction costs may vary from these estimates because of changes in factors such as: business conditions; environmental statutes and regulations; FERC rules and regulations; load projections; legislation; the cost and efficiency of construction labor, equipment and materials; project scope and design changes; and the cost of capital.

SELECTED FINANCIAL INFORMATION

The following selected financial data for the years ended December 31, 2006 through December 31, 2010 has been derived from the Company’s audited financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data as of and for the nine months ended September 30, 2011 has been derived from the Company’s unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below does not reflect the issuance of the Series 2011A Senior Notes offered hereby or the use of proceeds therefrom. See “Use of Proceeds.”

	Year Ended December 31,					Nine Months Ended September 30, 2011(1)(2)
	2006	2007	2008	2009	2010(1)
	(Millions, except ratios)
Operating Revenues	$777	$972	$1,314	$947	$1,129	$950
Earnings Before Income Taxes	206	215	237	242	207	216
Net Income	124	132	144	156	130	138
Ratio of Earnings to Fixed Charges(3)	3.35	3.09	3.57	3.80	3.23	4.00
Pro Forma Ratio of Earnings to Fixed Charges(4)	—	—	—	—

	Capitalization As of September 30, 2011
	(Millions, except percentages)
Common Stockholder’s Equity	$1,464	58.8%
Senior Notes	1,025	41.2
Other Long-Term Debt	1	—
Unamortized Debt Discount	(2)	—

Total, excluding amounts due within one year	$2,488	100.0%

(1)	As of March 15, 2011, SRE, a wholly-owned subsidiary of Southern, was merged with and into the Company. The merger was accounted for in a manner similar to a pooling of interests. Information with respect to September 30, 2011 described above and incorporated by reference herein gives effect to the merger as though it was completed January 1, 2011. SRE was formed in January 2010 and information with respect to the year ended December 31, 2010 described above and incorporated by reference herein does not give effect to the merger.
(2)	Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2011 do not necessarily indicate operating results for the entire year.
(3)	This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the interest component of rental expense and the amortization of capitalized interest and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” the interest component of rental expense and interest capitalized.
(4)	Reflects the Ratio of Earnings to Fixed Charges on a pro forma basis for the year ended December 31, 2010 and for the nine months ended September 30, 2011 after giving effect to the changes in interest expense that would result assuming (i) the issuance and sale of the Series 2011A Senior Notes and (ii) the planned redemption of the Company’s $575,000,000 outstanding principal amount of Series B 6.25% Senior Notes due July 15, 2012 (the “Series B Senior Notes”), in each case, as if they had occurred on January 1, 2010.

In addition to the adjustments reflected in the Pro Forma Ratio of Earnings to Fixed Charges, the Company will be required to pay a make-whole premium in connection with the proposed redemption of the Series B Senior Notes. The make-whole premium will be determined within five days prior to the redemption date of the Series B Senior Notes, with such premium based on the discounted present value of the then-remaining scheduled payments of principal and interest required under the Series B Senior Notes as of the redemption date using a discount factor equal to (i) the yield for a U.S. Treasury security with a remaining life comparable to the remaining life of the Series B Senior Notes plus (ii) 25 basis points.

USE OF PROCEEDS

The net proceeds from the sale of the Series 2011A Senior Notes offered hereby, along with other funds provided by the Company, will be used by the Company for the planned redemption of the Series B Senior Notes and the payment of the make-whole premium related thereto as described above under “Selected Financial Information.” If the redemption does not occur, the net proceeds from the sale of the Series 2011A Senior Notes offered hereby will be used by the Company for general corporate purposes, including the Company’s continuous construction program.

DESCRIPTION OF THE SERIES 2011A SENIOR NOTES

Set forth below is a description of the specific terms of the Series 2011A 5.150% Senior Notes due September 15, 2041 (the “Series 2011A Senior Notes”). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption “Description of the Senior Notes.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the “Senior Note Indenture”) dated as of June 1, 2002, as supplemented, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Senior Note Indenture Trustee”).

General

The Series 2011A Senior Notes are a series of senior notes under the Senior Note Indenture. The Series 2011A Senior Notes offered by this Prospectus Supplement and the accompanying Prospectus constitute a further issuance of, are consolidated and form a single series with, have identical terms (other than the date of issuance and the issue price) and have the same CUSIP number as the Company’s $300,000,000 aggregate principal amount of outstanding Series 2011A 5.150% Senior Notes due September 15, 2041 issued on September 22, 2011. The Series 2011A Senior Notes offered hereby will be issued in the aggregate principal amount of $                . Upon completion of this offering, the aggregate principal amount of outstanding Series 2011A Senior Notes will be $             .

The Company may, at any time and without the consent of the holders of the Series 2011A Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series 2011A Senior Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Series 2011A Senior Notes offered hereby and the Series 2011A Senior Notes issued on September 22, 2011, will constitute a single series of senior notes under the Senior Note Indenture.

Unless earlier redeemed, the entire principal amount of the Series 2011A Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on September 15, 2041. The Series 2011A Senior Notes are not subject to any sinking fund provision. The Series 2011A Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

Each Series 2011A Senior Note will bear interest at the rate of 5.150% per year (the “Securities Rate”) from September 22, 2011, payable semiannually in arrears on March 15 and September 15 of each year (each, an “Interest Payment Date”) to the person in whose name such Series 2011A Senior Note is registered at the close of business on the fifteenth calendar day prior to such Interest Payment Date (whether or not a Business Day). The initial Interest Payment Date is March 15, 2012. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series 2011A Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee’s corporate trust office is closed for business.

Ranking

The Series 2011A Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other unsecured and unsubordinated obligations of the Company. The Series 2011A Senior Notes will be effectively subordinated to all future secured debt of the Company to the extent of the collateral securing such debt. At September 30, 2011, the Company had no outstanding secured debt. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Optional Redemption

The Series 2011A Senior Notes will be subject to redemption at the option of the Company in whole or in part, at any time and from time to time upon not less than 30 nor more than 60 days’ notice, at redemption prices equal to the greater of (i) 100% of the principal amount of the Series 2011A Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series 2011A Senior Notes being redeemed (not including any portion of such payments of interest accrued to the redemption date) discounted (for purposes of determining present value) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield (as defined below) plus 35 basis points (each, a “Redemption Price”), plus, in each case, accrued interest on the Series 2011A Senior Notes being redeemed to the redemption date.

“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series 2011A Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series 2011A Senior Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (ii) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means an independent investment banking institution of national standing appointed by the Company.

“Reference Treasury Dealer” means a primary U.S. Government securities dealer in the United States appointed by the Company.

“Reference Treasury Dealer Quotation” means, with respect to a Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).

If notice of redemption is given as aforesaid, the Series 2011A Senior Notes so to be redeemed will, on the redemption date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company has defaulted in the payment of the Redemption Price and accrued interest) such Series 2011A Senior Notes shall cease to bear interest. If any Series 2011A Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the Securities Rate. See “Description of the Senior Notes — Events of Default” in the accompanying Prospectus.

Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series 2011A Senior Notes by tender, in the open market or by private agreement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company (“DTC”) will act as the initial securities depositary for the Series 2011A Senior Notes. The Series 2011A Senior Notes offered hereby will be issued only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global Series 2011A Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series 2011A Senior Notes offered hereby, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “1934 Act”). DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission (the “Commission”). More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute part of this Prospectus Supplement.

Purchases of Series 2011A Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series 2011A Senior Notes on DTC’s records. The ownership interest of each actual purchaser of each Series 2011A Senior Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners, however, are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series 2011A Senior Notes. Transfers of ownership interests in the Series 2011A Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series 2011A Senior Notes, except in the event that use of the book-entry system for the Series 2011A Senior Notes is discontinued.

To facilitate subsequent transfers, all Series 2011A Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series 2011A Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series 2011A Senior Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series 2011A Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all the Series 2011A Senior Notes are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such Series 2011A Senior Notes to be redeemed.

Although voting with respect to the Series 2011A Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series 2011A Senior Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Series 2011A Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Series 2011A Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner of a global Series 2011A Senior Note will not be entitled to receive physical delivery of Series 2011A Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series 2011A Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series 2011A Senior Note.

DTC may discontinue providing its services as securities depositary with respect to the Series 2011A Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series 2011A Senior Notes certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary) with respect to the Series 2011A Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from a global Series 2011A Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series 2011A Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor any Underwriter takes any responsibility for the accuracy thereof. Neither the Company nor any Underwriter has any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the Series 2011A Senior Notes by an initial beneficial owner of the Series 2011A Senior Notes, and insofar as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of the Company’s tax counsel, Troutman Sanders LLP. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below. The Company has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary assumes that the Series 2011A Senior Notes will be held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to a prospective investor’s particular circumstances (such as the alternative minimum tax provisions of the Code) or to certain types of holders subject to special tax rules, including, without limitation, partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold the Series 2011A Senior Notes as part of a “straddle”, a “hedge”, a “conversion transaction” or other arrangement involving more than one position, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar and certain former citizens or permanent residents of the United States.

PURCHASERS OF THE SERIES 2011A SENIOR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES 2011A SENIOR NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR NON-U.S. TAX LAWS.

As used in this discussion, a “U.S. Holder” is a beneficial owner of a Series 2011A Senior Note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of the Series 2011A Senior Notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Series 2011A Senior Notes, the tax treatment of a partner or other equity interest holder of such other entity or arrangement generally will depend upon the status of the partner and the activities of the partnership or other entity or arrangement treated as a partnership. Partnerships and other entities or arrangements treated as partnerships for U.S. federal income tax purposes, and partners and other equity interest holders in such entities or arrangements should consult their own tax advisors.

Consequences to U.S. Holders

Qualified Reopening

The Company intends to treat the Series 2011A Senior Notes offered hereby as being issued in a “qualified reopening” of the Company’s Series 2011A 5.150% Senior Notes due September 15, 2041 that were issued on September 22, 2011. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the Series 2011A Senior Notes will have the same issue date, same issue price and the same adjusted issue price as the original Series 2011A Senior Notes for U.S. federal income tax purposes. Under the qualified reopening rules, because the original Series 2011A Senior Notes were not issued with “original issue discount” for U.S. federal income tax purposes, the Series 2011A Senior Notes offered hereby also do not have original issue discount. The remainder of this discussion assumes the correctness of the treatment described in this paragraph.

Payments of Interest

Stated interest on a Series 2011A Senior Note other than any accrued interest to which a portion of the purchase price is allocated (as described below under “Pre-issuance Accrued Interest”) will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is paid or at the time it accrues in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Pre-issuance Accrued Interest

The aggregate purchase price of the Series 2011A Senior Notes issued pursuant to this offering will include interest accrued at the applicable rate of interest from September 22, 2011 to but excluding the delivery date, which is referred to herein as “pre-issuance accrued interest.” Pre-issuance accrued interest will be included in the accrued interest to be paid on the Series 2011A Senior Notes on the first Interest Payment Date after the issuance of the Series 2011A Senior Notes offered hereby, which will be March 15, 2012. The Company intends to take the position that a portion of the March 15, 2012 interest payment equal to the pre-issuance accrued interest will be treated as a return of the pre-issuance accrued interest and not as an amount payable on the Series 2011A Senior Notes. If this position is respected, the Company’s payment of such pre-issuance accrued interest will not be treated as taxable interest income to U.S. Holders of the Series 2011A Senior Notes and the amount of the pre-issuance accrued interest will reduce such U.S. Holder’s adjusted tax basis in the Series 2011A Senior Notes. Prospective purchasers of the Series 2011A Senior Notes are urged to consult their tax advisors with respect to the tax treatment of pre-issuance accrued interest.

Bond Premium

If a Series 2011A Senior Note is purchased at a price in excess of such Series 2011A Senior Note’s stated principal amount (excluding any amounts that are treated as pre-issuance accrued interest as described above under “Pre-issuance Accrued Interest”), a U.S. Holder will have bond premium with respect to that Series 2011A Senior Note in an amount equal to such excess. A U.S. Holder generally may elect to amortize bond premium using the constant yield method over the remaining term of the Series 2011A Senior Note and may offset stated interest income otherwise required to be included in respect of the Series 2011A Senior Note during any taxable year by the amortized amount of bond premium for the taxable year. The election to amortize bond premium on a constant yield method, once made, will also apply to all other debt obligations with bond premium that a U.S.

Holder holds at the beginning of or acquires in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to amortize the bond premium, the bond premium will decrease the gain or increase the loss such holder would otherwise recognize on the disposition of the Series 2011A Senior Note. Prospective purchasers of the Series 2011A Senior Notes are urged to consult their tax advisors with respect to the rules relating to amortizable bond premium and the application to their particular circumstances.

Market Discount

If a Series 2011A Senior Note is purchased for an amount (excluding any amounts that are treated as pre-issuance accrued interest as described above under “Pre-issuance Accrued Interest”) that is less than its stated principal amount, the excess of the stated principal amount over the purchase price will be treated as market discount. However, the market discount will be considered to be zero if it is less than 1/4 of 1 percent of the principal amount of the Series 2011A Senior Note multiplied by the number of complete years to maturity from the date the Series 2011A Senior Note is purchased.

Under the market discount rules of the Code, if a Series 2011A Senior Note is purchased with market discount, a U.S. Holder will generally be required to include any gain realized on the sale, exchange, retirement, redemption or other disposition of the Series 2011A Senior Note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in the U.S. Holder’s gross income. In addition, a U.S. Holder may be required to defer, until the maturity of the Series 2011A Senior Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Series 2011A Senior Note. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the Series 2011A Senior Note to the maturity date of the Series 2011A Senior Note, unless the U.S. Holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. However, a U.S. Holder may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Series 2011A Senior Note and the deferral of interest deductions will not apply. A U.S. Holder’s election to include market discount in income currently, once made, applies to all market discount obligations acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Sale, Exchange or Other Disposition of Series 2011A Senior Notes

Upon the sale, exchange, retirement or other taxable disposition of a Series 2011A Senior Note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other taxable disposition (excluding amounts received with respect to accrued interest, which generally will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Series 2011A Senior Note. A U.S. Holder’s adjusted tax basis in a Series 2011A Senior Note will generally equal the amount such U.S. Holder paid for the Series 2011A Senior Note (less any amount attributable to pre-issuance accrued interest, as described above under “Pre-issuance Accrued Interest”) increased by the amount of any market discount previously included in income and reduced by any amortized bond premium, as discussed above under “Bond Premium,” as applicable. Subject to the market discount rules discussed above under “Market Discount,” any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Series 2011A Senior Note for more than one year at the time of the sale, exchange, retirement or other taxable disposition. Long-term capital gain of a non-corporate U.S. Holder is currently eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Redemption Option

The Company may redeem all or part of the Series 2011A Senior Notes at any time prior to September 15, 2041 at a price that will include an additional amount in excess of the principal amount of the Series 2011A

Senior Notes (see “Description of the Series 2011A Senior Notes — Optional Redemption”). The possibility of the Company paying an amount in excess of the principal amount of the Series 2011A Senior Notes may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” If the Series 2011A Senior Notes were deemed to be contingent payment debt instruments, a U.S. Holder might be required to accrue income on the U.S. Holder’s Series 2011A Senior Notes in excess of stated interest and to treat as ordinary income, rather than capital gain, any taxable income realized upon the disposition of a Series 2011A Senior Note prior to resolution of the payment contingency. Under the Treasury Regulations, the possibility that the Company could make a payment in excess of the principal amount of a Series 2011A Senior Note will not cause the Series 2011A Senior Notes to be treated as contingent payment debt instruments if, as of the date the Series 2011A Senior Notes are issued, such possibility is remote. The Company believes that as of the expected issue date of the Series 2011A Senior Notes, the likelihood of the Company redeeming the Series 2011A Senior Notes at the Company’s option is, for this purpose, remote. Therefore, the Company believes that the Series 2011A Series Notes will not be contingent payment debt instruments. The Company’s determination is binding upon a U.S. Holder unless the U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. The Company’s determination is not binding on the IRS, and if the IRS were to challenge this determination, the U.S. federal income tax consequences to a U.S. Holder of the Series 2011A Senior Notes could differ materially and adversely from those discussed herein. The remainder of this discussion assumes that the Series 2011A Senior Notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes. Prospective purchasers of the Series 2011A Senior Notes should consult their own tax advisors regarding the potential application of the contingent payment debt instrument regulations and the consequences thereof to the Series 2011A Senior Notes.

Information Reporting and Backup Withholding

Generally information reporting will apply with respect to the IRS the amount of the payments of interest on or the proceeds of the sale or other disposition of the Series 2011A Senior Notes, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld, but they do not apply with respect to U.S. Holders that are exempt from the information reporting rules, such as corporations. A similar report is sent to a U.S. Holder who receives such payments.

In general, backup withholding (currently at the rate of 28%) will apply to payments received by a U.S. Holder with respect to the Series 2011A Senior Notes unless the U.S. Holder (i) is a corporation or other exempt recipient and, when required, establishes this exemption or (ii) (a) provides its correct taxpayer identification number, (b) certifies that it is not currently subject to backup withholding tax and (c) otherwise complies with applicable requirements of the backup withholding tax rules. A U.S. Holder that does not provide the Company with its correct taxpayer identification number may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Medicare Tax on Investment Income

In March 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010. This legislation requires certain individuals, estates and trusts to pay a 3.8% Medicare surtax on “net investment income” including, among other things, interest and gain on sale in respect of securities like the Series 2011A Senior Notes, subject to certain exceptions, for taxable years beginning after December 31, 2012. Prospective purchasers should consult their own tax advisors regarding the effect, if any, of the legislation on their ownership and disposition of the Series 2011A Senior Notes.

Consequences to Non-U.S. Holders

Payments of Interest

Subject to the discussion of backup withholding below under “Information Reporting and Backup Withholding,” interest payable on the Series 2011A Senior Notes by the Company or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote; (ii) such Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership or a bank receiving interest pursuant to a loan agreement entered in the ordinary course of business; and (iii) certain certification requirements (summarized below) are met (the “Portfolio Interest Exemption”). If a Non-U.S. Holder of a Series 2011A Senior Note is engaged in a trade or business in the United States, and if interest on such Series 2011A Senior Note is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, generally will be subject to U.S. federal income tax on such interest in the same manner as a U.S. Holder described above. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on a Series 2011A Senior Note will be included in the earnings and profits of such Non-U.S. Holder if such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder).

Interest on a Series 2011A Senior Note paid to a Non-U.S. Holder generally will qualify for the Portfolio Interest Exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable tax treaty, attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) if, at the time such payment is made, the withholding agent holds a valid Form W-8BEN or Form W-8ECI and, if necessary, a Form W-8IMY, respectively (or an acceptable substitute form), and can reliably associate such payment with such Form W-8BEN or W-8ECI. In addition, under certain circumstances, a withholding agent is allowed to rely on Form W-8BEN (or an acceptable substitute form) furnished by a financial institution or other intermediary on behalf of one or more Non-U.S. Holders (or other intermediaries) without having to obtain copies of the Non-U.S. Holder’s Form W-8BEN (or substitute thereof), provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a “qualified intermediary”, and may not be required to withhold on payments made to certain other intermediaries if certain conditions are met.

Sale, Exchange or Other Disposition of Series 2011A Senior Notes

Subject to the discussion of backup withholding below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of Series 2011A Senior Notes generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of such Series 2011A Senior Notes unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. “tax home” (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual. A Non-U.S. Holder that is described under clause (i) above will be subject to the U.S. federal income tax on the net gain except as otherwise required by an applicable tax treaty and, if such Non-U.S. Holder is a foreign corporation, it may also be subject to the branch profits tax at a 30% rate (or a lower rate if so specified by an applicable tax treaty). An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which may be offset by U.S. source capital losses recognized in the taxable year of disposition (notwithstanding the fact that the Non-U.S. Holder is not considered a U.S. resident).

Information Reporting and Backup Withholding

The Company will generally report to the IRS and to each Non-U.S. Holder the amount of any interest paid to, and the tax withheld, if any, with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of a specific treaty or agreement. Backup withholding and additional information reporting will not apply to payments of interest on or principal of the Series 2011A Senior Notes by the Company or its agent to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury. Sales or exchanges of the Series 2011A Senior Notes by a Non-U.S. Holder may be subject to information reporting and may be subject to backup withholding at the applicable rate, currently 28%, unless the seller certifies its non-U.S. status (and certain other conditions are met) or otherwise establishes an exemption.

Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

Foreign Financial Institutions

In March 2010, President Obama signed into law the Hiring Incentives to Restore Employment Act (the “Act”). The Act imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined in the Act) and certain other non-U.S. entities (including financial intermediaries) after December 31, 2012. This withholding requirement is being phased in beginning with payments made on or after January 1, 2014. These requirements are different from, and in addition to, the withholding tax requirements described above. The Act imposes a 30% withholding tax on “withholdable payments” to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. For these purposes, a “withholdable payment” generally includes any interest payments originating from a U.S. source (including original issue discount), dividends, rents, compensation and other fixed or determinable annual or periodical gains, profits and income and gross proceeds from the sale of certain stock and debt instruments, but such term does not include interest (including original issue discount) on or gross proceeds from the sale or other disposition of debt instruments (such as the Series 2011A Senior Notes) issued on or before March 18, 2012 unless such debt instruments are materially modified after such date. If the payee is a foreign financial institution, to avoid such withholding it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective purchasers of the Series 2011A Senior Notes should consult their tax advisors regarding the Act and the potential implications of the Act on their particular circumstances.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSTITUTE SPECIFIC TAX ADVICE RELATING TO A PURCHASER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE SERIES 2011A SENIOR NOTES. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE SERIES 2011A SENIOR NOTES, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to each of the underwriters named below (the “Underwriters”), for whom J.P. Morgan Securities LLC, Mizuho Securities USA Inc., RBS Securities Inc. and UBS Securities LLC are acting as representatives (the “Representatives”), and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series 2011A Senior Notes offered hereby set forth opposite its name below:

Underwriters	Principal Amount of Series 2011A Senior Notes
J.P. Morgan Securities LLC	$
Mizuho Securities USA Inc.
RBS Securities Inc.
UBS Securities LLC
CastleOak Securities, L.P.
The Williams Capital Group, L.P.

Total	$

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series 2011A Senior Notes offered hereby are subject to among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to purchase all of the Series 2011A Senior Notes offered hereby, if any of the Series 2011A Senior Notes are purchased.

The Underwriters propose initially to offer the Series 2011A Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Series 2011A Senior Notes to certain dealers at such price less a concession not in excess of             % of the principal amount of the Series 2011A Senior Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of             % of the principal amount of the Series 2011A Senior Notes. After the initial public offering, the offering price and other selling terms may be changed.

The Series 2011A Senior Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Series 2011A Senior Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 2011A Senior Notes or that an active public market for the Series 2011A Senior Notes will develop. If an active public trading market for the Series 2011A Senior Notes does not develop, the market price and liquidity of the Series 2011A Senior Notes may be adversely affected.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Company’s expenses associated with the Series 2011A Senior Notes offered hereby are estimated to be $            .

The Company has agreed with the Underwriters, that during the period 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series 2011A Senior Notes, any security convertible into, exchangeable into or exercisable for the Series 2011A Senior Notes or any debt securities substantially similar to the Series 2011A Senior Notes (except for the Series 2011A Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of the Representatives. This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.

In order to facilitate the offering of the Series 2011A Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series 2011A Senior Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the Series 2011A Senior Notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Series 2011A Senior Notes, the Underwriters may bid for, and purchase, Series 2011A Senior Notes in the open market. The Underwriters may reclaim selling concessions allowed to the Underwriters or dealers for distributing Series 2011A Senior Notes in the offering, if the Underwriters repurchase previously distributed Series 2011A Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series 2011A Senior Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time without notice.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series 2011A Senior Notes. In addition, neither the Company nor any Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

It is expected that delivery of the Series 2011A Senior Notes offered hereby will be made, against payment for the Series 2011A Senior Notes, on or about November     , 2011 which will be the      business day following the pricing of the Series 2011A Senior Notes. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Series 2011A Senior Notes who wish to trade the Series 2011A Senior Notes on the date of this Prospectus Supplement or the next      succeeding business day(s) will be required, because the Series 2011A Senior Notes initially will settle within      business days (T+    ), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series 2011A Senior Notes who wish to trade on the date of this Prospectus Supplement or the next        succeeding business day(s) should consult their own legal advisors.

Certain of the Underwriters and their affiliates have engaged in and may in the future engage in transactions with, and, from time to time, have performed commercial banking, investment banking and advisory services for, the Company and its affiliates in the ordinary course of business, for which they have received and will receive customary compensation. Certain of the Underwriters were underwriters in connection with the initial offering of the Series 2011A Senior Notes.

LEGAL MATTERS

The validity of the Series 2011A Senior Notes offered hereby and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Dewey & LeBoeuf LLP, New York, New York. From time to time, Dewey & LeBoeuf LLP acts as counsel to affiliates of the Company for some matters.

EXPERTS

The financial statements incorporated in this Prospectus Supplement and the accompanying Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$1,500,000,000

Southern Power Company

Preference Stock

Senior Notes

Southern Power Company will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.

See “Risk Factors” on page 2 for information on certain risks related to the purchase of these securities offered by this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 24, 2009

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Southern Power Company (the “Company”) may sell, in one or more transactions,

•	shares of preference stock (the “Preference Stock”), or

•	senior notes (the “Senior Notes”)

not to exceed a total dollar amount of $1,500,000,000. This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (each a “Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with additional information under the heading “Available Information.”

RISK FACTORS

Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, along with the disclosure related to risk factors contained in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, which are incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company deems immaterial may also impair its business operations, its financial results and the value of its securities.

AVAILABLE INFORMATION

The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments to the Registration Statement and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated by reference in this Prospectus and made a part of this Prospectus:

(a)	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

(b)	the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009; and

(c)	the Company’s Current Reports on Form 8-K dated October 8, 2009 and October 21, 2009.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date of filing of such documents; provided, however, the Company is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated by reference in this Prospectus (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference in this Prospectus). Such requests should be directed to Melissa K. Caen, Assistant Secretary, 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, telephone: (404) 506-5000.

SOUTHERN POWER COMPANY

The Company is a corporation organized under the laws of the State of Delaware on January 8, 2001. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.

The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company and its wholly-owned subsidiaries construct, acquire, own and manage generating assets and sell electricity at market-based prices in the southeastern wholesale market. The electricity is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. The Company’s business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Ratio of Earnings to Fixed Charges for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30, 2009(1)
	2004	2005	2006	2007	2008
Ratio of Earnings to Fixed Charges(2)	3.00	3.35	3.34	3.08	3.55	4.15

(1)	Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2009 do not necessarily indicate operating results for the entire year.
(2)	This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized” and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized” plus interest expense capitalized.

The Company currently has no preference equity securities outstanding and accordingly has no obligation to pay preference dividends. If the Company issues Preference Stock, the appropriate Ratio of Earnings to Fixed Charges Plus Preference Dividend Requirements will be included in each applicable Prospectus Supplement.

USE OF PROCEEDS

Except as may be otherwise described in an applicable Prospectus Supplement, the proceeds received by the Company from the sale of its Preference Stock or Senior Notes will be used in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

DESCRIPTION OF THE PREFERENCE STOCK

Preference Stock is a proposed class of capital stock of the Company that will rank senior to the Company’s common stock. An amendment to the Company’s Certificate of Incorporation establishing the Preference Stock is required to be submitted for adoption by the stockholders of the Company, and, if adopted, the Company will be authorized to issue Preference Stock. The Board of Directors will determine the specific terms, rights, preferences, limitations and restrictions of each series of Preference Stock and such provisions will be included in a subsequent amendment to the Company’s Certificate of Incorporation for each series. The Prospectus Supplement for a series of Preference Stock will describe the terms, rights, preferences, limitations and restrictions of the Preference Stock offered by that Prospectus Supplement. A copy of such amendments to the Company’s Certificate of Incorporation will be filed as exhibits to the Registration Statement of which this Prospectus forms a part.

The terms, rights, preferences, limitations and restrictions of the Preference Stock to be determined and set forth in the applicable Prospectus Supplement include the following: (i) the total number of shares of Preference Stock authorized to be issued, (ii) the designation of the series; (iii) the total number of shares of a series being offered; (iv) the general or special voting rights of such shares, if any; (v) the price or prices at which shares will be offered and sold; (vi) the dividend rate, period and payment date or method of calculation applicable to the Preference Stock; (vii) the date from which dividends on the Preference Stock accumulate, if applicable; (viii) the mandatory or optional sinking fund, purchase fund or similar provisions, if any; (ix) the dates, prices and other terms of any optional or mandatory redemption; (x) the procedures for auction and remarketing, if any, of the shares; (xi) any listing of the shares on a securities exchange; and (xii) any other specific terms, preferences, rights, limitations or restrictions.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of June 1, 2002, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used in this Prospectus are defined in the Senior Note Indenture.

General

The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to all secured debt of the Company. The Company had no secured debt outstanding at September 30, 2009. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.

Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any) and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.

The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company.

Events of Default

The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Senior Notes of such series:

(a)	failure for 30 days to pay interest on the Senior Notes of such series, when due on an interest payment date other than at maturity or upon earlier redemption; or

(b)	failure to pay principal or premium, if any, or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or

(c)	failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or

(d)	failure to observe or perform any other covenant or agreement of the Company in the Senior Note Indenture (other than a covenant or agreement which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 30 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or

(e)	certain events of bankruptcy, insolvency or reorganization of the Company or a Subsidiary; or

(f)	any other default provided with respect to the Senior Notes of such series in the supplemental indenture authorizing the Senior Notes of such series.

The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series, subject to certain limitations specified in the Senior Note Indenture, provided that the holders shall have offered to the Senior Note Indenture Trustee reasonable indemnity against expenses and liabilities.

If an Event of Default (other than an Event of Default based on an event of the Company’s bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate principal amount of the Senior Notes of such series may, by written notice to the Company (and to the Senior Note Indenture Trustee if given by holders), declare the principal of and accrued interest on the Senior Notes to be immediately due and payable, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal, premium or interest) may be waived by the holders of a majority in aggregate principal amount of Senior Notes of such series. If an Event of Default due to the Company’s bankruptcy, insolvency or reorganization occurs, all unpaid principal, premium, if any, and interest in respect of the Senior Notes issued under the Senior Note Indenture will automatically become due and payable without any declaration or other act on the part of the Senior Note Indenture Trustee or any holder. The occurrence of an event described in (e) above with respect to a Subsidiary shall not constitute an Event of Default if (x) the creditors of such Subsidiary have no recourse to the Company or (y) such Subsidiary is not a “significant subsidiary” as defined in Regulation S-X under the 1933 Act.

The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.

Registration and Transfer

The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.

Payment and Paying Agent

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.

Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.

All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes from that time forward will look only to the Company for payment of such principal and interest.

Modification

The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior

Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption of any Senior Note, or change the method of calculating the rate of interest on any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.

In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Senior Notes.

Consolidation, Merger and Sale

The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (i) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of (and premium, if any) and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.

Information Concerning the Senior Note Indenture Trustee

The Senior Note Indenture Trustee, prior to an Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case an Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of certain affiliates of the Company are outstanding.

Governing Law

The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous

The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.

PLAN OF DISTRIBUTION

The Company may sell the Preference Stock and Senior Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of Preference Stock or Senior Notes will set forth the terms of the offering of such Preference Stock or Senior Notes, including the name or names of any underwriters or agents, the purchase price of such Preference Stock or Senior Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Preference Stock or Senior Notes may be listed.

If underwriters participate in the sale, such Preference Stock or Senior Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Preference Stock or Senior Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Preference Stock or Senior Notes, if any are purchased.

Underwriters and agents may be entitled under agreements entered into with the Company to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

Each series of Preference Stock or Senior Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom Preference Stock or Senior Notes are sold for public offering and sale may make a market in such Preference Stock or Senior Notes, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Preference Stock or the Senior Notes may or may not be listed on a national securities exchange.

LEGAL MATTERS

The validity of the Preference Stock and the Senior Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Balch & Bingham LLP, Birmingham, Alabama, and Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Dewey & LeBoeuf LLP, New York, New York. From time to time Dewey & LeBoeuf LLP acts as counsel to affiliates of the Company for some matters.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

Series 2011A 5.150% Senior Notes

due September 15, 2041

PROSPECTUS SUPPLEMENT

November     , 2011

Joint Book-Running Managers

J.P. Morgan	Mizuho Securities
RBS	UBS Investment Bank

Co-Managers

CastleOak Securities, L.P.	The Williams Capital Group, L.P.